MESA LABORATORIES, INC.

12100 WEST SIXTH AVENUE

LAKEWOOD, COLORADO 80228

July 30, 2018

        By Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Mesa Laboratories, Inc. (the “Company”)

Registration Statement on Form S-3, File No. 333-202487

Post Effective Amendment No. 1 dated May 30, 2018

Form RW - Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Post Effective Amendment No.1dated May 30, 2018 to its Registration Statement on Form S-3 (File No.333-202487) (the “Post Effective Amendment No. 1”).

The Company is hereby requesting withdrawal of the Post Effective Amendment No. 1. The Company confirms that the Post Effective Amendment No. 1 was never declared effective and no securities were ever offered or sold in connection with an offering contemplated by the Post Effective Amendment No. 1.

Accordingly, the Company hereby respectfully requests that a written order granting the withdrawal of the Post Effective Amendment No. 1 be issued by the Commission. It is our understanding that this application for withdrawal of the Post Effective Amendment No. 1 will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions or comments regarding this request for withdrawal, please contact our securities counsel, Andrew N. Bernstein, Esq., at (303) 770-7131.

Sincerely,

MESA LABORATORIES, INC.

By:	/s/ GARY M. OWENS
Gary M. Owens
Chief Executive Officer

cc:     Andrew N. Bernstein, Esq.